Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: June 16, 2023

Explanatory Note: The following video was published by CNA Finance on June 15, 2023 at the following link: https://youtu.be/-CYcJJ1abAY.

A Defense Stock Opportunity You Shouldn't Miss (BREZ) (TV AMMO)